Exhibit 99.9
QUEST URANIUM CORPORATION
INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED JANUARY 31, 2010
STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS
Management has compiled the unaudited interim financial statements as at January 31, 2010 and for the three-month periods ended January 31, 2010 and 2009. The statements have not been audited or reviewed by the Corporation’s auditors or any other firm of chartered accountants.

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
BALANCE SHEETS
AS AT

	January 31	October 31
	2010	2009
	(Unaudited)	(Audited)
	$	$
ASSETS

CURRENT

Cash	4,739,397	5,222,448
Marketable securities (note 3)	60,000	50,000
Accounts receivable	229,555	269,261
Prepaid expenses and deposits	106,553	115,512

	5,135,505	5,657,221

Mining properties and deferred costs	6,348,806	5,882,774

	11,484,311	11,539,995

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	143,246	275,519
Due to related corporation (note 5)	9,836	5,336

	153,082	280,855

SHAREHOLDERS’ EQUITY

Capital stock (note 4)	12,888,945	12,515,887
Contributed surplus (note 4)	1,907,433	1,781,208
Deficit	(3,465,149)	(3,037,955)

	11,331,229	11,259,140

	11,484,311	11,539,995

See accompanying notes to financial statements.
Approved on Behalf of the Board:
(Signed: Peter J. Cashin) Director
(Signed: Ronald Kay) Director

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three-month period ended
	January 31
	2010	2009
	$	$
Income

Interest	5,026	1,260

	5,026	1,260

Expenses

Professional and accounting fees	40,477	14,574
Filing costs and shareholders’ information	144,980	23,146
Administrative expenses and others	76,375	20,550
Disposal and write-down of mining properties and deferred costs	—	2,788
(Gain) loss on adjustment of marketable securities	(10,000)	4,000
Stock-based compensation	177,565	165,279

	429,397	230,337

(Loss) before income taxes	(424,371)	(229,077)

Income taxes — future	—	256,000

Net (loss) income	(424,371)	26,923

Deficit — at the beginning	(3,037,955)	(619,483)

Issue costs	(2,823)	(48,732)

Deficit — at the end	(3,465,149)	(641,292)

Net (loss) income per share basic and fully diluted	(0.011)	0.001

Weighted average number of outstanding shares basic and fully diluted	40,103,416	25,285,261

See accompanying notes to financial statements.

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
INTERIM STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three-month period ended
	January 31
	2010	2009
	$	$
Cash flows from (used in) operating activities
Net (loss) income	(424,371)	26,923
Adjustments for:
Disposal and write-down of mining properties and deferred costs	—	2,788
Stock-based compensation	177,565	165,279
(Gain) loss on adjustment of marketable securities	(10,000)	4,000
Income taxes — future	—	(256,000)
Changes in non-cash working capital components
Accounts receivable	39,706	153,043
Due from related party	—	736
Prepaid expenses and deposits	8,959	12,538
Accounts payable and accrued liabilities	(132,273)	(85,443)
Due to related corporation	4,500	7,388

Cash flows from (used in) operating activities	(335,914)	31,252

Cash flows from financing activities
Issuance of shares	316,254	—
Issuance of flow-through shares	—	800,000
Issue costs	(2,823)	(48,732)

Cash flows from financing activities	313,431	751,268

Cash flows (used in) investing activities
Mining properties acquisition expenditures	(40,904)	(3,541)
Mining properties exploration expenditures	(419,664)	(221,020)

Cash flows (used in) investing activities	(460,568)	(224,561)

Increase in cash and cash equivalents	(483,051)	557,959
Cash and cash equivalents — at the beginning	5,222,448	76,475

Cash and cash equivalents — at the end	4,739,397	634,434

Cash and cash equivalents consist of:
Cash	4,739,397	634,434

ADDITIONAL INFORMATION
Interest received	5,026	1,260
Interest paid	Nil	Nil
Income taxes paid	Nil	Nil
See accompanying notes to financial statements.

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2010
(UNAUDITED)
1. NATURE OF OPERATIONS AND GOING CONCERN
The Corporation was incorporated under the Canada Business Corporations Act on June 6, 2007 as a wholly-owned subsidiary of Freewest Resources Canada Inc. (Freewest) with the intention of taking over the uranium exploration activities previously carried on by Freewest.
On December 7, 2007, Freewest transferred its 100% owned uranium properties to the Corporation for 8,000,000 common shares of the Corporation, at a price of $0.30 per share for a total value of $2,400,000. The uranium properties include: (i) the George River property, in respect of which a technical report had been prepared in conformity with National Instrument 43-101, “Standards of Disclosure of Mineral Projects”; and (ii) five uranium properties in Ontario and one, uranium property in New Brunswick. The properties transferred by Freewest to the Corporation comprised Freewest’s portfolio of uranium exploration properties. Freewest retains rights to certain precious metals and base metals with respect to certain properties transferred.
On December 11, 2007 Freewest distributed an aggregate amount of 6,256,979 common shares of the Corporation held by Freewest. Each Freewest shareholder of record at the close of business on December 10, 2007 received one common share of the Corporation for every 25 common shares of Freewest held. After the distribution, Freewest held approximately 17.8% of the Corporation’s issued and outstanding shares. As at October 31, 2009, Freewest held approximately 9.2% of the Corporation’s shares (17.5% as at October 31, 2008), and therefore no longer controlled the Corporation.
The Corporation, directly and through joint ventures, is presently engaged in the business of exploration and development of its mining properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.
The recoverability of amounts shown for mining properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation’s interest in the underlying mining claims, the ability of the Corporation to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition of the properties.
To date, the Corporation has not earned significant revenues and is considered to be in the exploration stage. The Corporation has an accumulated deficit of $3,465,149 as at Janurary 31, 2010.
The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, the Corporation is in an exploration stage and is subject to the risks and challenges particular to companies at this stage. There is no assurance that the Corporation’s projects will be successful. As a result, there may be doubt regarding the going concern assumption. The Corporation’s continuing operations are dependent on the ability to secure adequate financing, the discovery of economically recoverable mineral reserves, securing and maintaining title or beneficial interest in the mining properties and on future profitable production or proceeds from the disposition of the mineral property interests. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.
These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate. These adjustments could be material.
2. USE OF ESTIMATES
The preparation of the unaudited interim financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the unaudited interim financial statements are reasonable and prudent; however, actual results could differ from these estimates.

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2010
(UNAUDITED)
3. MARKETABLE SECURITIES
In accordance with Section 3855 of the CICA handbook, marketable securities held for trading are carried at fair market value. Fair market value at January 31, 2010 was $60,000 (January 31, 2009 - $4,000).
4. CAPITAL STOCK
a)	The authorized and issued capital stock of the Corporation consists of the following: Authorized:

An unlimited number of no par value common shares.

	Number
	of Shares	Amount
	#	$
Issued:
Balance at beginning, October 31, 2009 (audited)	39,938,319	12,515,887

Issuance of shares for stock options and warrants	682,999	327,604

	40,621,318	12,843,491

Committed:
Issuance of shares for warrants	113,636	45,454

Balance at end, January 31, 2010 (unaudited)	40,734,954	12,888,945

b)	Stock option plan

		Weighted
		Average
	Number of	Exercise
	Options	Price
	#	$
Balance at beginning, October 31, 2009 (audited)	3,466,668	0.36

Exercised	(8,000)	0.10

Balance at end, January 31, 2010 (unaudited)	3,458,668	0.36

Accounting for the stock-based compensation plan
The fair value of the 1,800,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.96%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.31
The expenses related to the 1,800,000 stock options granted at $0.15 per option to directors, officers and consultants on January 11, 2008 were $495,841 classified under the “Administration - Expenses” and $61,980 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $165,280 was recorded as administration expenses and $20,660 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $330,561 was recorded as administration expenses and $41,320 was recorded as mining properties and deferred costs.

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2010
(UNAUDITED)
4. CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 35,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.45%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.16
The expenses related to the 35,000 stock options granted at $0.15 per option to employees on February 25, 2008 were $Nil classified under the “Administration — Expenses” and $5,528 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $1,843 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $3,685 was recorded as mining properties and deferred costs.
The fair value of the 60,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.12%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.03
The expenses related to the 60,000 stock options granted at $0.10 per option to employees on October 28, 2008 were $Nil classified under the “Administration — Expenses” and $2,000 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $217 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $1,597 was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $Nil was recorded as administration expenses and $111 was recorded as mining properties and deferred costs.
The fair value of the 600,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.96%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.018
The expenses related to the 600,000 stock options granted at $0.10 per option to directors and officers on February 12, 2009 were $10,955 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $8,215 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $1,522 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2010
(UNAUDITED)
4. CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 25,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.69%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.029
The expenses related to the 25,000 stock options granted at $0.10 per option to employees on April 23, 2009 were $730 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $480 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $101 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 420,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.215
The expenses related to the 420,000 stock options granted at $0.305 per option to consultants on July 1, 2009 were $68,752 classified under the “Administration — Expenses” and $21,485 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $27,881 was recorded as administration expenses and $8,712 was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $17,130 was recorded as administration expenses and $5,353 was recorded as mining properties and deferred costs.
The fair value of the 750,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	91%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.522
The expenses related to the 750,000 stock options granted at $0.75 per option to directors on July 27, 2009 were $391,383 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $158,722 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $97,515 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2010
(UNAUDITED)
4. CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 150,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.32%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$1.338
The expenses related to the 150,000 stock options granted at $1.79 per option to directors on October 26, 2009 were $200,596 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $20,422 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $61,297 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
c) Warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
	#	$
Balance at beginning, October 31, 2009 (audited)	5,065,251	1.30

Exercised	674,999	0.40
Committed	113,636	0.40

Balance at end, January 31, 2010 (unaudited)	4,276,616	1.46

The fair value of the 250.050 warrants issued on December 28, 2007 was estimated to be $31,078 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.84%
Expected volatility	94%
Dividend yield	Nil
Expected life	1 year
Fair value per warrant granted	$0.12
The fair value of the 3,409,089 warrants issued on June 26, 2009 was estimated to be $285,711 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.04%
Expected volatility	85%
Dividend yield	Nil
Expected life	1 year
Fair value per warrant granted	$0.08

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2010
(UNAUDITED)
4. CAPITAL STOCK (cont’d)
c) Warrants (cont’d)
The fair value of the 1,368,729 warrants issued on October 27, 2009 was estimated to be $607,695 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 95,811 warrants issued on October 27, 2009 was estimated to be $42,539 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 191,622 warrants issued on October 27, 2009 was estimated to be $119,745 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.62
5. RELATED PARTY TRANSACTIONS
All related party transactions are in normal course of operations and are measured at the exchange value which is the amount of consideration established and agreed to by the related parties.
(i) During the period the Corporation retained the services of certain members of the board of directors of the Corporation to carry out work on its exploration projects and for financial consulting services. For the three-month period ended January 31, 2010, the total amount of such services was $43,025 (2009 — $38,925).
(ii) During the period the Corporation incurred fees of $13,174 (2009 — $20,791) to a law firm in which a director of the Corporation is a partner.
(iii) The related corporation charged an aggregate amount of $4,500 (2009 — $7,588) for administrative costs and services, shared office expenses and mining properties costs paid on behalf of Quest.
(iv) Due to related corporation represent the net amount of charges for shared office and related expenses, as well as exploration expenditures between Freewest Resources Canada Inc. and Quest Uranium Corporation.
(v) Amounts due to (from) related parties are non-interest bearing with no specific terms of repayment.
Certain directors and shareholders of the Corporation are also directors, officers and shareholders of the related corporation.

QUEST URANIUM CORPORATION
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2010
(UNAUDITED)
6. COMPARATIVE FIGURES
Certain items in the comparative unaudited interim financial statements have been reclassified from statements previously presented to conform to the presentation of the 2010 unaudited interim financial statements.